UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
COLUMBIA LABORATORIES, INC

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
197779101

(CUSIP Number)
July 2, 2010

(Date of Event That Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1 (b)
     ☑ Rule 13d-1 (c)
     ☐ Rule 13d-1 (d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19779101

1	NAMES OF REPORTING PERSONS WATSON PHARMACEUTICALS, INC. 95-3872914

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA, UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,200,000(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		11,200,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Shared with the other Reporting Person solely by virtue of the fact that Coventry Acquisition, Inc., the record holder of the Shares, is a direct wholly owned subsidiary of Watson Pharmaceuticals, Inc.
(2) Based on 65,605,866 shares of Common Stock issued and outstanding on May 6, 2010, which is the number of shares of Common Stock represented by the Issuer to be outstanding in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on May 6, 2010.

CUSIP No.	19779101

1	NAMES OF REPORTING PERSONS COVENTRY ACQUISITION, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE, UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,200,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		11,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 65,605,866 shares of Common Stock issued and outstanding on May 6, 2010, which is the number of shares of Common Stock represented by the Issuer to be outstanding in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on May 6, 2010.

Item 1(a). Name of Issuer
     Columbia Laboratories, Inc., a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices
354 Eisenhower Parkway
Livingston, New Jersey 07039.
Item 2(a). Name of Person(s) Filing
     Watson Pharmaceuticals, Inc., a Nevada corporation (“Watson”)
     Coventry Acquisition, Inc., a Delaware corporation (“Coventry”)
Item 2(b). Address of Principal Business Office, or, if none, Residence

Watson:	311 Bonnie Circle
Corona, California 92880

Coventry:	311 Bonnie Circle
Corona, California 92880
Item 2(c). Citizenship:

Watson:	Nevada

Coventry:	Delaware
Item 2(d). Title of Class of Securities
     Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
     197779101
Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
     Not Applicable
Item 4. Ownership.
     Watson:
(a)	Amount beneficially owned: 11,200,000(1)

(b)	Percent of class: 13.3%(2)

(c)	Number of shares as to which the person has:
(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or to direct the vote: 11,200,000(1)

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 11,200,000(1)
     Coventry:
(a)	Amount beneficially owned: 11,200,000(1)

(b)	Percent of class: 13.3%(2)

(c)	Number of shares as to which the person has:
(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or to direct the vote: 11,200,000(1)

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 11,200,000(1)
(1) Shared with the other Reporting Person solely by virtue of the fact that Coventry Acquisition, Inc., the record holder of the Shares, is a direct wholly owned subsidiary of Watson Pharmaceuticals, Inc.
(2) Based on 65,605,866 shares of Common Stock issued and outstanding on May 6, 2010, which is the number of shares of Common Stock represented by the Issuer to be outstanding in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on May 6, 2010.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.
This is a joint filing being made on behalf of the parent company and the subsidiary acquiring the shares. Coventry is a wholly-owned subsidiary of Watson and holds the shares directly.
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of the Group.
Not Applicable
Item 10. Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 12, 2010

WATSON PHARMACEUTICALS, INC. a Nevada corporation
By:	/s/ David A. Buchen
David A. Buchen
Senior Vice President, General Counsel and Secretary

Date: July 12, 2010

COVENTRY ACQUISITION, INC. a Delaware corporation
By:	/s/ David A. Buchen
David A. Buchen
Secretary